EXHIBIT 99.46

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

Friday, June 1, 2012

Alamos Gold Announces Management and Board Changes

Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announces changes to its management team and Board of Directors. Matthew Howorth has been appointed Vice President, Legal, effective April 30, 2012. In addition, James McDonald did not stand for reelection to the Board of Directors at Alamos’ Annual General and Special Meeting of Shareholders on May 31, 2012.

Mr. Howorth will oversee Alamos’ legal affairs and has been appointed Chair of the Company’s Disclosure Committee. He brings significant experience in providing counsel and leadership with respect to legal affairs, including in the areas of commercial arrangements, corporate governance and regulatory matters relevant to public companies in the mining industry.

Prior to joining Alamos, Mr. Howorth was with Northgate Minerals Corporation, where he served as Vice President, General Counsel and Corporate Secretary since 2008. Previously, Mr. Howorth practiced corporate and commercial law at a national law firm based in Toronto.

Mr. McDonald was a Director of Alamos for nine years and his contributions included serving as a member or Chair of every key committee of the Board at some time during his tenure. He played a key role in the amalgamation between National Gold and Alamos Minerals Inc. that resulted in the establishment of Alamos Gold Inc. in 2003.

“Jim has made a tremendous contribution to Alamos since its early days as a public company. His counsel and leadership have been instrumental to the Company’s strong growth and we wish him great success in his future endeavours,” said John A. McCluskey, Alamos’ President and Chief Executive Officer.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 500 people globally and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $260 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of May 30, 2012, Alamos had 119,732,906 common shares outstanding (124,743,706 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Allan Candelario
Investor Relations	Investor Relations
(416) 368-9932 x 401	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Non-GAAP Statements

Note that for purposes of this section, GAAP refers to International Financial Reporting Standards. The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2 | ALAMOS GOLD INC